UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                         POLYMEDIX, INC.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            73174C100
                  ____________________________
                         (CUSIP Number)


                    Target Capital Management
                 Attention:  Stephen A. Springer
                    345 E. 57th St., Suite 8A
                    New York, New York  10022
                     (Phone: (212) 486-9734)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                         Not Applicable
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO.  73174C100

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Target Capital Management

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          5,509,498*
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            0

                     9.     SOLE DISPOSITIVE POWER
                            5,509,498*

                    10.     SHARED DISPOSITIVE POWER
                            0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,509,498*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.82%**

14.  TYPE OF REPORTING PERSON

     OO, IA

* The 5,509,498 shares of Common Stock beneficially owned by the Reporting Person include (1) shares of Common Stock currently held; and (2) Warrants ("Warrants") which are convertible to shares of Common Stock at the exercise price of $1.00 per share. For a detailed analysis as to how these 5,509,498 shares of Common Stock are calculated, see Item 5(a) of this Schedule 13D.

** This percentage assumes conversion of all Warrants into shares of Common Stock. Absent such conversion, the Reporting Person currently owns less than 5% of the outstanding shares of Common Stock. For a detailed analysis as to how this percentage is calculated, see Item 5(a) of this Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock" or "Common
Shares"), of PolyMedix, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 170 N. Radnor-Chester Road, Suite 300, Radnor,
Pennsylvania  19087.

ITEM 2.   IDENTITY AND BACKGROUND.

Target Capital Management is a sole proprietorship formed by Stephen A. Springer. Target Capital Management provides investment advice and directs the purchase and sale of investments on behalf of Stephen A. Springer and Target Capital
Management's clients. The address of Target Capital Management is 345 E. 57th St., Suite 8A, New York, NY 10022.

Information as to Stephen A Springer is as follows:

Stephen A. Springer resides at 345 E. 57th St., New York, NY 10022. Stephen A. Springer is the owner of Target Capital Management, 345 E. 57th St., Suite 8A, New York, NY 10022.
During the past five years, Stephen A. Springer has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Stephen A. Springer is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds to acquire securities of the Issuer are the personal funds of Stephen A. Springer or the respective personal funds of Target Capital Management's clients. The Reporting Person did not borrow any funds to acquire such securities of the Issuer. The approximate amount paid to acquire securities of the Issuer was $2,207,000 (does not include the exercise price of $1.00 per share for conversion of Warrants into Common Shares).

ITEM 4.     PURPOSE OF TRANSACTION.

The Common Shares and Warrants have been acquired for investment purposes. The Reporting Person intends to continue to evaluate its respective investments in the Common Shares and Warrants. The Reporting Person may make additional purchases or may sell the Common Shares and Warrants in open market or in private negotiated transactions. Any such purchase or sale will depend upon its evaluation of its respective investments, upon the amounts and prices of available Common Shares and Warrants, and upon other relevant circumstances.

The Reporting Person does not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)  Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person hereby reports beneficial ownership, as calculated below, of 5,509,498 Common Shares of the Issuer:

Common Shares currently owned, which include      2,897,355
320,000 Common Shares received from the
purchase of 32,000 units, each unit
consisting of one share of the Issuer's 2008
Preferred Stock and a Series B Warrant to purchase Common Stock. Each share of 2008
Preferred Stock automatically converted into
10 shares of Common Stock.

Common Shares beneficially owned as a result      2,612,143
of Warrants currently owned to purchase
Common Shares at an exercise price of $1.00 per share. 2,292,143 common shares are attributable to 2,292,143 Series A Warrants currently owned, which are converted into 2,292,143 Common Shares at an exercise price of $1.00 per share. 320,000 Common Shares are attributable to the aforementioned purchase of 32,000 units, each unit consisting of one share of the Issuer's 2008
Preferred Stock and a Series B Warrant.  Each
Series B Warrant is convertible into 10
shares of common stock at an exercise price of $1.00 per share.

                                        TOTAL     5,509,498

The percentage of Common Shares beneficially owned by the Reporting Person is calculated at 8.82%. This percentage is based on the aforementioned 5,509,498 Common Shares beneficially owned divided by 62,457,208 Common Shares outstanding. The 62,457,208 Common Shares outstanding is calculated by adding 59,845,065 (the number of Common Shares outstanding as determined by the Issuer), plus 2,612,143 (the additional number of Common Shares which would be outstanding if the Reporting Person converted its 2,612,143 Warrants into Common Shares).

(b)  Under agreements with its respective clients, the Reporting
     Person has sole voting and dispositive power with respect to all of the Common Shares beneficially owned in paragraph
     (a).

(c) The following purchases of Common Shares were effected during the past sixty days:

                                             Price/Share
                                             (in Dollars
Purchase In The              Number of       Commissions not
    Name Of       Date       Shares          included)

Target Capital    12/9/08    25,000          1.25
Management        12/10/08    1,000          1.20
                  12/17/08    4,000          1.1563
                  12/17/08    6,000          1.1542
                  1/9/09      3,200          1.1957
                  1/9/09      8,300          1.1957
                  1/12/09       300          1.18
                  1/12/09       500          1.18
                  1/12/09       500          1.18
                  1/12/09     1,000          1.18
                  1/12/09     2,500          1.18
                  1/12/09       500          1.18
                  1/12/09     1,000          1.18
                  1/12/09     2,000          1.18
                  1/13/09     4,000          1.14
                  1/14/09       900          1.12
                  1/15/09       300          1.06
                  1/15/09       100          1.06
                  1/15/09       100          1.06
                  1/16/09       500          1.10
                  1/16/09     2,000          1.09
                  1/16/09     3,000          1.09
                  1/16/09     5,500          1.10
                  1/16/09     5,000          1.13
                  1/16/09       500          1.115
                  1/16/09     1,000          1.09
                  1/21/09       100          1.05
                  1/22/09       200          1.04
                  1/22/09       300          1.04
                  1/22/09     7,000          1.04



All purchases of the foregoing Common Shares were effectuated through open-market transactions.

In addition, on January 5, 2009, 177,143 Warrants were purchased at a price of $0.535 per Warrant in a privately negotiated transaction.

 (d) Not applicable

(e)  Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Under agreements with its respective clients, the Reporting Person has (1) the power to acquire or dispose of securities of the Issuer; and (2) the power to vote securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                           SIGNATURES

        After reasonable inquiry and to the best of the Reporting
Person's knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


DATED this 29th day of January, 2009.


TARGET CAPITAL MANAGEMENT


By:  s/Stephen A. Springer
       Stephen A. Springer